September 19, 2019

Tim Ti
Chief Executive Officer
UTStarcom Holdings Corp.
Level 6, 28 Hennessy Road,
Admiralty, Hong Kong

       Re: UTStarcom Holdings Corp.
           Form 20-F for the Year Ended December 31, 2018
           Filed April 17, 2019
           File No. 001-35216

Dear Mr. Ti:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2018

Notes to the Consolidated Financial Statements
Note 15. Credit Risk and Concentration, page F-32

1. We note your accounts receivable increased significantly as of December 31, 2018, to $60 million, with one major customer representing 93% of this balance. Please tell us the extent of your subsequent collection of this accounts receivable balance. Also, please tell us and disclose in future filings the repayment terms granted to this customer and whether the accounts receivable are financing receivables.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Tim Ti
UTStarcom Holdings Corp.
September 19, 2019
Page 2

        You may contact Robert Shapiro, Senor Staff Accountant, at (202) 551-3273 or Robert S.
Littlepage, Accounting Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameTim Ti                                  Sincerely,
Comapany NameUTStarcom Holdings Corp.
                                                          Division of
Corporation Finance
September 19, 2019 Page 2                                 Office of
Telecommunications
FirstName LastName